

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 18, 2015

Via E-mail
George Laplante
Chief Financial Officer
Ambarella, Inc.
3101 Jay Street
Santa Clara, California 95054

   Re: Ambarella, Inc.
      Form 10-K for Fiscal Year Ended January 31, 2015
      Filed March 30, 2015
      File No. 001-35667

Dear Mr. Laplante:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Brian Cascio

             Brian Cascio
             Accounting Branch Chief
             Office Electronics and Machinery